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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Air Lease Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00912X302

(CUSIP Number)

June 5, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00912X302

1.	Names of reporting persons I.R.S. Identification No. of Above Persons (Entities Only) Green Equity Investors V, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,881,657 shares of Class A Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,881,657 shares of Class A Common Stock
9.	Aggregate amount beneficially owned by each reporting person 3,881,657 shares of Class A Common Stock
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.

Percent of class represented by amount in Row (9)

3.9% beneficial ownership of the Class A Common Stock based on 99,455,339 shares of Class A Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 9, 2013

12.	Type of reporting person (see instructions) PN

CUSIP No. 00912X302

1.	Names of reporting persons I.R.S. Identification No. Of Above Persons (Entities Only) Green Equity Investors Side V, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,881,657 shares of Class A Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,881,657 shares of Class A Common Stock
9.	Aggregate amount beneficially owned by each reporting person 3,881,657 shares of Class A Common Stock
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.

Percent of class represented by amount in Row (9)

3.9% beneficial ownership of the Class A Common Stock based on 99,455,339 shares of Class A Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 9, 2013

12.	Type of reporting person (see instructions) PN

CUSIP No. 00912X302

1.	Names of reporting persons I.R.S. Identification No. Of Above Persons (Entities Only) GEI Capital V, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,881,657 shares of Class A Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,881,657 shares of Class A Common Stock
9.	Aggregate amount beneficially owned by each reporting person 3,881,657 shares of Class A Common Stock
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.

Percent of class represented by amount in Row (9)

3.9% beneficial ownership of the Class A Common Stock based on 99,455,339 shares of Class A Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 9, 2013

12.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 00912X302

1.	Names of reporting persons I.R.S. Identification No. Of Above Persons (Entities Only) Green V Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,881,657 shares of Class A Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,881,657 shares of Class A Common Stock
9.	Aggregate amount beneficially owned by each reporting person 3,881,657 shares of Class A Common Stock
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.

Percent of class represented by amount in Row (9)

3.9% beneficial ownership of the Class A Common Stock based on 99,455,339 shares of Class A Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 9, 2013

12.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 00912X302

1.	Names of reporting persons I.R.S. Identification No. Of Above Persons (Entities Only) Leonard Green & Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,889,562 shares of Class A Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,889,562 shares of Class A Common Stock
9.	Aggregate amount beneficially owned by each reporting person 3,889,562 shares of Class A Common Stock
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.

Percent of class represented by amount in Row (9)

3.9% beneficial ownership of the Class A Common Stock based on 99,455,339 shares of Class A Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 9, 2013

12.	Type of reporting person (see instructions) PN

CUSIP No. 00912X302

1.	Names of reporting persons I.R.S. Identification No. Of Above Persons (Entities Only) LGP Management, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,889,562 shares of Class A Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,889,562 shares of Class A Common Stock
9.	Aggregate amount beneficially owned by each reporting person 3,889,562 shares of Class A Common Stock
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.

Percent of class represented by amount in Row (9)

3.9% beneficial ownership of the Class A Common Stock based on 99,455,339 shares of Class A Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 9, 2013

12.	Type of reporting person (see instructions) CO

Item 1.
(a)	Name of Issuer Air Lease Corporation (“Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 2000 Avenue of the Stars, Suite 1000N, Los Angeles, CA 90067
Item 2.
(a)

Name of Person(s) Filing

(A) Green Equity Investors V, L.P.

(B) Green Equity Investors Side V, L.P.

(C) GEI Capital V, LLC

(D) Green V Holdings, LLC

(E) Leonard Green & Partners, L.P.

(F) LGP Management, Inc.

Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), is the direct owner of 2,985,945 shares of Class A Common Stock (the “GEI V Shares”). Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), is the direct owner of 895,712 shares of Class A Common Stock (the “GEI Side V Shares,” and together with the GEI V Shares, the “GEI Shares”). Mr. John G. Danhakl holds for the benefit of Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), 7,905 shares of Class A Common Stock (the “LGP Shares,” and together with the GEI Shares, the “Shares”). GEI Capital V, LLC, a Delaware limited liability company (“GEIC”), is the general partner of GEI V and GEI Side V. Green V Holdings, LLC, a Delaware limited liability company (“Holdings”), is a limited partner of GEI V and GEI Side V. LGP is the management company of GEI V and GEI Side V and an affiliate of GEIC and Holdings. LGP Management, Inc., a Delaware corporation (“LGPM”), is the general partner of LGP.

GEI Side V, as an affiliated entity of GEI V, LGP, as the management company of GEI V and GEI Side V, LGPM, as the general partner of LGP, GEIC, as the general partner of GEI V and GEI Side V, and Holdings, as a limited partner of GEI V and GEI Side V, directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed to share voting and investment power with respect to the GEI Shares (in the case of GEI V, GEI Side V, GEIC and Holdings) and the Shares (in the case of LGP and LGPM). As such, GEIC, Holdings, GEI V (in the case of the GEI Side V Shares), and GEI Side V (in the case of the GEI V Shares) may be deemed to be the indirect beneficial owners of the GEI Shares and LGPM and LGP (in the case of the GEI Shares) may be deemed to be the indirect beneficial owners of the Shares.

Each of GEIC, LGPM, Holdings, LGP, where applicable, GEI V, where applicable, and GEI Side V, where applicable, disclaims beneficial ownership of the GEI Shares and the Shares, as applicable, reported herein, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Persons or Mr. Danhakl are the beneficial owners of such securities for purposes of Section 13(d), Section 13(g), Section 16, or for any other purposes.

(b)	Address of Principal Business Office or, if none, Residence (A) – (F): 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025
(c)	Citizenship (A) – (F): Delaware
(d)	Title of Class of Securities This statement relates to the Issuer’s Class A Common Stock, par value $0.01 per share.
(e)	CUSIP Number 00912X302

Item 3.

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information is provided as of June 7, 2013.

(a) Amount beneficially owned:

i.	GEI V is the beneficial owner of 3,881,657 shares of Class A Common Stock.

ii.	GEI Side V is the beneficial owner of 3,881,657 shares of Class A Common Stock.

iii.	GEIC is the beneficial owner of 3,881,657 shares of Class A Common Stock.

iv.	Holdings is the beneficial owner of 3,881,657 shares of Class A Common Stock.

v.	LGP is the beneficial owner of 3,889,562 shares of Class A Common Stock.

vi.	LGPM is the beneficial owner of 3,889,562 shares of Class A Common Stock.

(b) Percent of class (based upon 99,445,339 shares of Class A common stock issued and outstanding as of May 9, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2013):

i.	GEI V is the beneficial owner of 3.9 percent of Issuer’s Class A Common Stock.

ii.	GEI Side V is the beneficial owner of 3.9 percent of Issuer’s Class A Common Stock.

iii.	GEIC is the beneficial owner of 3.9 percent of Issuer’s Class A Common Stock.

iv.	Holdings is the beneficial owner of 3.9 percent of Issuer’s Class A Common Stock.

v.	LGP is the beneficial owner of 3.9 percent of Issuer’s Class A Common Stock.

vi.	LGPM is the beneficial owner of 3.9 percent of Issuer’s Class A Common Stock.

(c) Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote:

a.	0 shares of Class A Common Stock for GEI V

b.	0 shares of Class A Common Stock for GEI Side V

c.	0 shares of Class A Common Stock for GEIC

d.	0 shares of Class A Common Stock for Holdings

e.	0 shares of Class A Common Stock for LGP

f.	0 shares of Class A Common Stock for LGPM

ii.	Shared power to vote or to direct the vote:

a.	3,881,657 shares of Class A Common Stock for GEI V

b.	3,881,657 shares of Class A Common Stock for GEI Side V

c.	3,881,657 shares of Class A Common Stock for GEIC

d.	3,881,657 shares of Class A Common Stock for Holdings

e.	3,889,562 shares of Class A Common Stock for LGP

f.	3,889,562 shares of Class A Common Stock for LGPM

iii.	Sole power to dispose or to direct the disposition of:

a.	0 shares of Class A Common Stock for GEI V

b.	0 shares of Class A Common Stock for GEI Side V

c.	0 shares of Class A Common Stock for GEIC

d.	0 shares of Class A Common Stock for Holdings

e.	0 shares of Class A Common Stock for LGP

f.	0 shares of Class A Common Stock for LGPM

iv.	Shared power to dispose or to direct the disposition of:

a.	3,881,657 shares of Class A Common Stock for GEI V

b.	3,881,657 shares of Class A Common Stock for GEI Side V

c.	3,881,657 shares of Class A Common Stock for GEIC

d.	3,881,657 shares of Class A Common Stock for Holdings

e.	3,889,562 shares of Class A Common Stock for LGP

f.	3,889,562 shares of Class A Common Stock for LGPM

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit No. 3 to this statement.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 7, 2013

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

GEI Capital V, LLC

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green V Holdings, LLC

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

3	Identification of Members of the Group